77C: Submission of Matters to a Vote of Security Holders

At a special meeting of all shareholders of the Sector Allocation Model Fund (the "Fund") of Institutional Investor Trust (the "Trust") held on Thursday, July 21, 2016, the shareholders of the Fund were asked to approve an Agreement and Plan of Dissolution and Liquidation. With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
2,370,439	0	0